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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 333-42407

                           NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ]   Form N-SAR

         For Period Ended:        December 29, 2002
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
[ ]   Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K
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         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: UNICCO Service Company
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Former name if applicable:

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Address of principal executive office (Street and number):

                                 275 Grove Street, Suite 3-200
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City, state and zip code:        Auburndale, Massachusetts 02466

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                                    PART II

                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                  thereof will be filed on or before the 15th calendar day
                  following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant, UNICCO Service Company (the "Company"), seeks relief pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended (the "Act"), because the Company is unable to timely file its Quarterly Report on Form 10-Q for its second fiscal quarter ended December 29, 2002 (the "Second Quarter Form 10-Q").

         As disclosed in (i) the Company's Notification of Late Filing on Form 12b-25 filed on September 27, 2002 in connection with the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2002 (the "Form 10-K"),
(ii) the Company's Notification of Late Filing on Form 12b-25 filed on November 27, 2002 in connection with the Company's Quarterly Report on Form 10-Q for its first fiscal quarter ended September 29, 2002 (the "First Quarter Form 10-Q"), and (iii) the Company's Current Report on Form 8-K filed on January 2, 2003 in order to update the information contained in the Notifications of Late Filing on Form 12b-25 in respect of the Form 10-K and the First Quarter Form 10-Q, the Company revised its workers' compensation and general liability insurance programs during the fourth quarter of the fiscal year ended June 30, 2002. These insurance programs have involved both third party and affiliated insurance companies. The Company, in consultation with its insurance advisors and attorneys, is conducting a review of its insurance arrangements, contracts and premium payments. The Company's compliance with its bank credit facility and bond indenture is also affected by these arrangements. Until the conclusion of this review, the Company is unable to determine the effect of its insurance program on its financial statements for the second fiscal quarter of its current fiscal year or the earlier periods relating to the Form 10-K or the First Quarter Form 10-Q.



                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

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
         George A. Keches                       (617)          559-4132
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                  (Name)                     (Area Code)  (Telephone Number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ ] Yes  [X] No

         The registrant has not yet filed the Form 10-K and the First Quarter Form 10-Q, each as defined above.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No
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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As a result of the matters described in Part III above, the Company is unable to provide financial statements, including its results of operations, for its second fiscal quarter of 2003 ended December 29, 2002.

                             UNICCO Service Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 12, 2003             By: /s/ George A. Keches
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                                       George A. Keches
                                       President, Chief Financial and
                                       Chief Operating Officer